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Exhibit 12.1

Serologicals Corporation
Fixed Charges (in thousands)

	Three Months Ended		Six Months Ended
	June 27, 2004	June 29, 2003	June 27, 2004	June 29, 2003
Pre-tax net income from continuing operations	7,693	2,686	12,145	5,641
Fixed charges (d)	1,716	1,904	3,265	2,204

Pre-tax net income excluding fixed charges (c)	9,409	4,590	15,410	7,845

Ratio (d)/(c)	5.48	2.41	4.72	3.56
Interest expense (a)	1,189	1,510	2,246	1,627
Plus capitalized interest	272	96	469	110
Rent Expense—including SSB	773	903	1,668	1,415
times 33%	33%	33%	33%	33%

Interest in Rent Expense	255	298	550	467

Fixed charges (d)	1,716	1,904	3,265	2,204

(a)
Includes interest expense, amortized premiums, discounts and capitalized expenses related to indebtedness.

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Serologicals Corporation Fixed Charges (in thousands)